SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SIGA Technologies Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826917106
(CUSIP Number)

January 14, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

CUSIP No. 826917106	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON JET CAPITAL INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 706,612
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 706,612
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.37%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 826917106	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Jet Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,092,970
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,092,970
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,970
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.05%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 826917106	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Alan S. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,799,582
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,799,582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 826917106	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Matthew Mark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,799,582
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,799,582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 826917106	13G	Page 6 of 12 Pages

Item 1(a).	NAME OF ISSUER
SIGA TECHNOLOGIES INC

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
35 EAST 62ND STREET NEW YORK NY 10065

Item 2(a).	NAME OF PERSON FILING

(i) Jet Capital Investors, L.P. (the "Investment Manager"), a Delaware limited partnership which serves as investment manager to Jet Capital Master Fund LP (the "Master Fund") and certain discretionary accounts (the "Discretionary Accounts", and together with the Master Fund, the "Funds") with respect to shares of common stock directly owned by the Funds and the Discretionary Accounts.

(ii) Jet Capital Management, L.L.C. (the "General Partner"), a Delaware limited liability company which serves as the general partner of the Master Fund, with respect to shares of common stock directly owned by the Master Fund.

(iii) Alan S. Cooper ("Mr. Cooper"), who, together with Mr. Mark, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds.

(iv) Matthew Mark ("Mr. Mark"), who, together with Mr. Cooper, is responsible for the supervision and conduct of all investment activities of the Investment Manager and the General Partner, including, without limitation, for all investment decisions with respect to the assets of the Funds, with respect to shares of common stock directly owned by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the Common Units reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
(i) The Investment Manager: 667 Madison Avenue 9th Floor, New York, NY 10021
(ii) The General Partner: 667 Madison Avenue 9th Floor, New York, NY
(iii) Mr. Cooper: 667 Madison Avenue 9th Floor, New York, NY 10021
(iv) Mr. Mark: 667 Madison Avenue 9th Floor, New York, NY 10021

CUSIP No. 826917106	13G	Page 7 of 12 Pages

Item 2(c).	CITIZENSHIP
(i) The Investment Manager: Delaware, USA
(ii) The General Partner: Delaware, USA
(iii) Mr. Cooper: USA
(iv) Mr. Mark: USA

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, $.0001 par value

Item 2(e).	CUSIP NUMBER
826917106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________________________

CUSIP No. 826917106	13G	Page 8 of 12 Pages

Item 4.	OWNERSHIP

The information required by Items 4(a)-(c) is set forth in rows 5-11 for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

A.	The General Partner:
	(a)	Amount beneficially owned: 2,092,970
	(b)	Percent of class: 4.05%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 2,092,970
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 2,092,970

B.	The Investment Manager:
	(a)	Amount beneficially owned: 706,612
	(b)	Percent of class: 1.37%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 706,612
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 706,612

C.	Mr. Cooper:
	(a)	Amount beneficially owned: 2,799,582
	(b)	Percent of class: 5.42%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 2,799,582
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 2,799,582

D.	Mr. Mark:
	(a)	Amount beneficially owned: 2,799,582
	(b)	Percent of class: 5.42%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 0
		(ii)	shared power to vote or to direct the vote: 2,799,582
		(iii)	sole power to dispose or to direct the disposition of: 0
		(iv)	shared power to dispose or to direct the disposition of: 2,799,582

CUSIP No. 826917106	13G	Page 9 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 826917106	13G	Page 10 of 12 Pages

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 826917106	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 24, 2013

Jet Capital Investors, L.P.

/s/ Alan S. Cooper
Name:	Alan S. Cooper
Title:	Authorized Signatory, Jet Capital Investors, L.P.

Jet Capital Management, L.L.C.

/s/ Alan S. Cooper
Name:	Alan S. Cooper
Title:	Authorized Signatory, Jet Capital Investors, L.P.

/s/ Alan S. Cooper
ALAN S. COOPER

/s/ Matthew Mark
MATTHEW MARK

CUSIP No. 826917106	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 24, 2013

Jet Capital Investors, L.P.

/s/ Alan S. Cooper
Name:	Alan S. Cooper
Title:	Authorized Signatory, Jet Capital Investors, L.P.

Jet Capital Management, L.L.C.

/s/ Alan S. Cooper
Name:	Alan S. Cooper
Title:	Authorized Signatory, Jet Capital Investors, L.P.

/s/ Alan S. Cooper
ALAN S. COOPER

/s/ Matthew Mark
MATTHEW MARK